FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: January, 2005

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

          Press Release, dated January 3, 2005, relating to the acquisition of “Cementos Selva Alegre” in Ecuador

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, January 3, 2005

Lafarge announces the acquisition of “Cementos Selva Alegre” in Ecuador

Lafarge announces the acquisition of Finlatam V GmbH, Germany, which owns nearly 99% of the shares of Cementos Selva Alegre, a major cement player in Ecuador. The company has been acquired at a price of about USD 130M and is free of debt.

Cementos Selva Alegre, a cement manufacturer ranked number 2 in the Ecuadorean market with a 20% market share, owns a cement plant with an annual production capacity of 640,000 tonnes. The plant is located some 110 km north of the capital, Quito, in the heart of one of the country’s most dynamic markets.

With a population of nearly 13 million, Ecuador offers a growing cement market of 3.2 million tonnes in 2003.

“The strong position enjoyed by Cementos Selva Alegre on the Ecuadorean market and in particular its leading position in the economically vibrant region of Quito make this acquisition particularly attractive for the Group. We are pursuing our development strategy in growing markets by strengthening our industrial presence in Latin America in favourable conditions, the acquisition being expected to create value rapidly”, declared Lafarge Chief Executive Officer Bernard Kasriel.

Notes to Editors:

1.	Lafarge has acquired 100% of Finlatam V GMBH from Fiducia – a German capital investment company.

2.	With a staff of around 170, Cementos Selva Alegre generated turnover of USD 57 million and EBITDA of USD 21.5 million in 2003. Cementos Selva Alegre is a company listed on the stock exchange of Quito/Ecuador.

3.	Lafarge has developed robust positions on Latin American cement markets with a presence in Brazil, Chile, Honduras, Mexico, Venezuela, French West Indies and French Guyana.

4.	The Lafarge group’s Cement division generated 46% of its sales and 42% of its operating income in emerging markets in 2003.

5.	Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries. In 2003, the Group posted sales of €13.6 billion and operating profit on ordinary activities of €1.9 billion.

Further information is available on the web site at www.lafarge.com.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-11-26 james.palmer@lafarge.com

Amanda Jones: 33-1 44-34-19 47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 3, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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